SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1. English press release entitled, “ORIX Corporation to Acquire the Shares of U.S. Loan & Asset Management Company NXT Capital”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 2, 2018	By	/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer
ORIX Corporation

ORIX Corporation to Acquire the Shares of U.S. Loan & Asset Management Company NXT Capital

TOKYO, Japan - July 2, 2018- ORIX Corporation (“ORIX”) announced today that via its group company in the U.S., ORIX Corporation USA (“OCU”), signed an agreement to acquire all the outstanding shares of U.S.-based NXT Capital, Inc. (“NXT Capital”), which is involved in loan origination and asset management operations. The acquisition of the shares is expected to be completed in the near future, contingent on legal procedures and on obtaining the approval of regulatory authorities.

1.	Reason for the acquisition of the shares

NXT Capital was established in 2010 by former employees of major U.S. financial institutions, and is an independent loan and asset management company, engaged primarily in middle-market leveraged finance, asset management operations and real estate finance in the U.S.

NXT Capital is particularly strong in the origination of senior secured loans. Not only does it lend on its own account, but it also has relationships with blue-chip institutional investors, based on its track record and on the strength of its name within the industry, enabling it to be involved also in structuring and syndicated loans as the lead lender, and in asset management of loan funds, resulting in a profitable business model that generates diverse streams of commission income, in addition to its interest income.

OCU is the ORIX Group’s strategic business hub for the U.S. and Latin America, and provides investment capital and asset management services in the corporate, real estate, municipal, infrastructure and energy sectors. In addition to enhancing the competitiveness of OCU in the U.S. middle-market loan business, the strategic acquisition of NXT Capital will further strengthen the asset management business with the aim of expanding earnings.

2.	Overview of OCU

(1) Name	ORIX Corporation USA
(2) Address	1717 Main Street, Suite 1100, Dallas, Texas, USA
(3) Name and title of representative	Hideto Nishitani Chairman, President and Chief Executive Officer
(4) Description of business	Financial services
(5) Stated capital (as of March 31, 2018)	US$ 730,017 thousand
(6) Date of establishment	August 6, 1981
(7) Major shareholders and their shareholding percentages (As of July 2, 2018)	ORIX Corporation	100%

3.	Overview of NXT Capital

(1) Name	NXT Capital, Inc.
(2) Address	191 North Wacker Drive, 30th Floor, Chicago, Illinois, USA
(3) Name and title of representative	Robert Radway Chairman and Chief Executive Officer
(4) Description of business	Loan origination, asset management
(5) Date of establishment	February 2, 2010
(6) Relationship between ORIX and the company	Capital relationship	No capital relationship requiring disclosure exists
	Personnel relationships	No personnel relationship requiring disclosure exists
	Transactional relationships	No transactional relationship requiring disclosure exists
(7) Total consolidated assets of the company as of the most recent accounting year	US$3,644.8 million (as of December 31, 2017)

4.	Overview of counterparties to acquisition of the share

With regard to the details of the counterparties to the acquisition of the shares, including major shareholder of NXT Capital, due to confidentiality obligations, no information is disclosed. No capital, personnel, or transactional relationships requiring disclosure exist between ORIX group and the counterparties to the acquisition of the shares.

5.	Date of transfer of shares

August 2018 (scheduled)

6.	Outlook going forward

The impact of the transfer of the group company on the consolidated accounts of ORIX for the fiscal year ending March 31, 2019 is negligible.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 38 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2018)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2017 – March 31, 2018.”